EXHIBIT 3
LANCER-BARBIERI EMPLOYMENT AGREEMENT

This employment agreement is entered into this 5th day of April, 2004, by and between Lancer Orthodontics Inc., (Lancer) and Allen Barbieri (Barbieri).

Whereas; Lancer desires to hire Barbieri as an employee of the corporation and Barbieri desires to be employed by Lancer. The following will establish the terms and conditions of such employment.

Position: Effective immediately, Barbieri shall become and serve as the interim Chief Executive Officer (CEO) of Lancer, and will report directly to the Board of Directors. Further, Barbieri shall become a member of the Board of Directors as soon as such appointment can be made. It is understood and agreed that Barbieri's position as CEO shall be Part-time only, and temporary in term, with the intention of Lancer's Chairman the additional position of CEO. This said, Barbieri shall rely heavily on existing managers to run and manage the day to day operations of the company. Further, Barbieri shall spend some of his time working from his Orange County office.

Term: Both Parties agrees to that Barbieri shall be employed in the position of CEO for a period of two years or less.

Compensation: Barbieri shall receive as compensation 62,500 restricted shares
of Lancer's common stock for every six month of employment by Lancer.   The
shares shall vest 31,250 at the beginning of each quarter.   Other than the
above shares of restricted common stock, Barbieri shall not be entitled to any other form of cash or equity compensation, unless determined otherwise in the future by the Board of Directors.

Benefits: In addition to the above compensation, Barbieri shall be entitled to all healthcare and other benefits available to employees of Lancer.

Employment Termination: Barbieri's employment and this contract may be terminated by Lancer at any time without cause. Further, Barbieri's employment and this contract may be terminated by Barbieri at any time for any reason. In the event Barbieri's employment is terminated by either party, all stock compensation vested as of the date of termination shall be retained by Barbieri. Any unvested stock as of the date of termination shall return to Lancer, and Barbieri shall have no rights to such unvested shares.

Change of control: Not withstanding the forgoing, in the event Barbieri's employment is terminated by either party following any transaction wherein over 50% of Lancer's common shares outstanding are transferred to and acquired by a single entity, corporation or individual, all unvested shares shall vest immediately and Barbieri shall be entitled to retain all granted shares.

The undersigned acknowledge, agree to and accept all above terms, and further agree that if any individual terms are found to be unenforceable for any reason, the remaining terms shall survive.


____________________                ________________________
Zack Irani                          Allen Barbieri
Chairman of the Board
Lancer Orthodontics, Inc.